Hancock Jaffe Laboratories, Inc.

70 Doppler

Irvine, CA 92618

April 25, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Hancock Jaffe Laboratories, Inc.
Registration Statement on Form S-1
Filed March 29, 2019
File No. 333-230598

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hancock Jaffe Laboratories, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective at 4:30 p.m., Eastern time, on Monday, April 29, 2019, or as soon as thereafter as is practicable.

Very truly yours,

/s/ Robert A. Berman
Robert A. Berman
President and Chief Executive Officer

cc:     Ellenoff Grossman & Schole LLP